UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Porch Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

733245 104
(CUSIP Number)

Matthew A. Ehrlichman 411 1st Avenue S., Suite 501 Seattle, Washington 98104 206-947-2472
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 733245 104	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Matthew A. Ehrlichman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,128,778 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,216,452

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,128,778 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This amount includes an aggregate 912,326 shares of Common Stock which constitute Earnout Consideration (as defined in the Original Schedule 13D), over which the Reporting Person has voting power but not dispositive power.

Page 3 of 5 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Porch Group, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 411 1st Avenue South, Suite 501, Seattle, Washington 98104.  This Amendment No. 3 amends and supplements, as set forth below, the Schedule 13D filed by Mr. Ehrlichman on December 31, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed by Mr. Ehrlichman on February 16, 2022, and Amendment No. 2, filed by Mr. Ehrlichman on March 21, 2022  (collectively, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On May 12, 2022, Mr. Ehrlichman purchased 273,128 shares of Common Stock for an aggregate purchase price of approximately $1,000,000, excluding commissions, using his personal funds.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, Mr. Ehrlichman may be deemed to beneficially own 18,128,778 shares of Common Stock, representing approximately 17.8% of the shares of Common Stock outstanding. This amount includes (i) 8,212,286 shares of Common Stock held directly by Mr. Ehrlichman, (ii) 1,892,203 shares of Common Stock that are obtainable upon exercise of options granted to Mr. Ehrlichman by the Company, of which options to acquire 1,781,488 shares of Common Stock are currently exercisable and options to acquire 55,354 shares of Common Stock are exercisable within 60 days, (iii) 695,251 shares of Common Stock that are obtainable upon vesting and settlement of RSUs granted to Mr. Ehrlichman by the Company, of which 72,423 RSUs vest within 60 days, (iv) 683,530 shares of Common Stock which constitute unvested Earnout Consideration held by Mr. Ehrlichman, (v) 6,416,712 shares of Common Stock held by West Equities, LLC, over which Mr. Ehrlichman has sole voting and investment power, and (vi) 228,796 shares of Common Stock which constitute unvested Earnout Consideration held by West Equities LLC.  The 683,530 shares of Common Stock which constitute Earnout Consideration held by Mr. Ehrlichman and the 228,796 shares of Common Stock which constitute Earnout Consideration held by West Equities LLC all are currently unvested and will only vest if, at any time during the three years following the closing of the Business Combination, the volume-weighted average price of Common Stock is greater than or equal to $22.00 for any twenty trading days within any thirty-trading day period.  However, Mr. Ehrlichman currently has voting power over the shares of Common Stock which constitute Earnout Consideration held directly by each of Mr. Ehrlichman and West Equities LLC and, accordingly, these shares have been added to his beneficial ownership reported herein.

Page 4 of 5 Pages

Mr. Ehrlichman’s reported beneficial ownership excludes 883,740 shares of Common Stock underlying PRSUs granted to Mr. Ehrlichman, which will only be issued to Mr. Ehrlichman upon satisfaction of the following performance conditions: one-third of the PRSUs will be earned if, within 36 months following the grant date, the closing price of a share of Common Stock is greater than or equal to $26.00, $28.00 and $30.00, respectively, over any 20 trading days within any 30-consecutive trading day period. One-third of the PRSUs is associated with the achievement of each stock price hurdle.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (i) 99,136,900 shares of Common Stock outstanding as of May 6, 2022 as reported in the Company’s quarterly report on Form 10-Q filed on May 10, 2022, (ii) the 1,892,203 shares of Common Stock issuable to Mr. Ehrlichman upon exercise of options granted to Mr. Ehrlichman by the Company, and (iii) the 695,251 shares of Common Stock issuable to Mr. Ehrlichman upon vesting and (assuming gross) settlement of the RSU Awards.

(c) On May 12, 2022, Mr. Ehrlichman purchased an aggregate 273,128 shares of Common Stock on the open market at a volume-weighted average price of $3.6613.  These shares of Common Stock were purchased in multiple transactions at prices ranging from $3.43 to $3.75, inclusive. Mr. Ehrlichman undertakes to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.  Other than as set forth herein, no transactions in the Company’s securities have been effected by Mr. Ehrlichman during the past 60 days.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2022

Matthew A. Ehrlichman

By:	/s/ Matthew A. Ehrlichman